OMB APPROVAL
OMB Number: 3235-0116
Expires: August 31, 2005
Estimated average burden
hours per response 6.2

UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: July 2004
Commission File Number: 000-50012

Gold City Industries Ltd.
(Translation of registrant's name into English)

550 – 580 Hornby Street, Vancouver, British Columbia, CANADA V6C 3B6
(Address of principal executive offices)

1. Press Release Dated July 30, 2004
2. Press Release Dated July 26, 2004
3. Press Release Dated July 20, 2004
4. Press Release Dated July 19, 2004
5. Press Release Dated July 14, 2004
6. Press Release Dated July 14, 2004
7. Press Release Dated July 14, 2004
8. Press Release Dated June 30, 2004

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F **XXX** Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No **XXX**

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

 Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Gold City Industries Ltd.
550– 580 Hornby Street, Vancouver, BC V6C 3B6
Phone: (604) 682-7677   Fax: (604) 642-6577
Email: info@gold-city.net   Website: www.gold-city.net

NEWS RELEASE
04-32

July 30, 2004   TSX Venture: GC

Gold City Closes $1,870,000 Private Placement

Fred Sveinson, President, reports that the Company has closed the previously announced non-brokered private placement of 9,350,000 units, priced at $0.20 per unit, for gross proceeds of $1,870,000 (NR 04-29). Each unit is comprised of one common share and one share purchase warrant, with each warrant entitling the holder to purchase one additional common share, at an exercise price of $0.31 per share, prior to July 26, 2006.

Securities issued pursuant to the private placement are subject to a four month hold until November 27, 2004. Proceeds of the private placement will be used by the Company to advance the Rice Lake gold project and for working capital.

In an unrelated matter, the Company has issued 100,000 common shares to the Vendors of the Dominion Creek Property (NR 04-24). The shares are subject to a four month hold until November 27, 2004.

Gold City Industries Ltd.

Signed "Fred Sveinson"

Fred Sveinson, President

For Investor Relations information please contact Maria Da Silva at (604) 261-4466

The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the Company's expectations. Certain risk factors may also affect the actual results achieved by the Company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

NEWS RELEASE
04-31

July 26, 2004   TSX Venture: GC

Greenwood Gold Project Progress Report

Fred Sveinson, President, is pleased to report on the progress of the Company's Greenwood Gold Project at Greenwood, BC.

2004 Exploration Programs
The Company is currently drilling on and around the Grenoble deposit on the Lexington Property with 15 holes completed of a proposed 22 hole (3,500 metre) program.

On the Golden Crown Property, the Company has completed a trenching and sampling program in the northwest sector of the 4 kilometre long "Golden Crown Trend". The southeastern half of the trend has now received a detailed geochemistry soil sampling program in preparation for a trenching and drilling program in the fall, aimed at expanding the known mineralization within the "Golden Crown Trend".

Metallurgical Testing
Comprehensive bench scale metallurgical testing on composite gold-copper samples from the Grenoble deposit on the Lexington Property has been completed by Process Research Associates Ltd. in Vancouver, with Frank Wright, P. Eng. (FR Wright & Associates Consulting) as supervising metallurgist. Testing has indicated high metallurgical recoveries (plus 90%) of gold and copper in a copper-gold flotation concentrate and a gold gravity concentrate. The Company has held preliminary discussions with Japanese and Korean smelters for the sale of its proposed copper-gold flotation concentrate.

Mill and Tailings Design
Knelson Gravity Solutions, in conjunction with Northwest Machinery Ltd., Smale Contracting, and FR Wright & Associates, has completed the preliminary engineering design and equipment procurement for a 200 tonne per day gravity-flotation mill and related infrastructure. A preliminary assessment report on the capital and operating costs for the processing plant is currently being prepared.

Klohn Crippen Consultants Ltd. has completed a conceptual design for a tailings facility to be located adjacent to the processing plant.

Permitting
The Company has a permit to extract a 10,000 tonne bulk underground sample from the Grenoble deposit on the Lexington Property and is currently preparing to submit an application for a 10,000 tonne bulk sample for Golden Crown.

Permitting is also underway for the 200 tpd mill and tailings facility. Management does not expect any delays to the advancement of the project through permitting.

Preliminary Assessment
Snowden Mining Industry Consultants has been contracted to prepare a preliminary assessment for the underground mine on the Grenoble deposit on Lexington, which will include a mine plan, the capital cost of mining equipment, pre-production development and operating costs. Upon completion of this work in September, the Company can complete a preliminary assessment of the total capital costs to place the mine into production and the economics of the project. A permit application for full production at Lexington will be submitted upon completion of Snowden's study.

Company management is pleased with the exploration success of 2003, in particular the tripling of the resources on the Grenoble deposit on Lexington and at Golden Crown (NR 04-17). The Company anticipates another successful exploration season in 2004, as its geological team becomes more familiar with the geology of the deposits and the area.

Gold City Industries Ltd.

Signed "Fred Sveinson"

Fred Sveinson, President

For Investor Relations information please contact Maria Da Silva at (604) 261-4466

Gold City Industries Ltd.
550– 580 Hornby Street, Vancouver, BC V6C 3B6
Phone: (604) 682-7677   Fax: (604) 642-6577
Email: info@gold-city.net   Website: www.gold-city.net

NEWS RELEASE
04-30

July 20, 2004   TSX Venture: GC

Gold City Arranges $1,000,000 Brokered Flow-Through Private Placement

Fred Sveinson, President, reports that the Company has arranged a brokered flow-through private placement of 4,000,000 Units with Canaccord Capital Corporation and Dundee Securities Corporation, priced at $0.25 per unit, for total gross proceeds of $1,000,000.

Each Unit is comprised of one flow-through common share and one half non-flow-through share purchase warrant, with each whole warrant entitling the holder to purchase one additional common share at an exercise price of $0.30 per share, for a period of one year.

An agent's cash commission of 7.5% of the proceeds and agent's warrants totaling 10% of the offering sold will be issued. The agent's warrants will have the same terms as the warrants forming part of the Units. In addition, an administration fee of $5,000 will be payable to Canaccord Capital Corporation.

Securities issued pursuant to the private placement will be subject to a four month hold. The private placement is subject to acceptance for filing by the TSX Venture Exchange.

Proceeds of this offering will be used to fulfill the Company's exploration commitments in Manitoba on properties joint ventured with San Gold Resources Corporation.

Gold City Industries Ltd.

Signed "Fred Sveinson"

Fred Sveinson, President

For Investor Relations information please contact Maria Da Silva at (604) 261-4466

Gold City Industries Ltd.
550– 580 Hornby Street, Vancouver, BC V6C 3B6
Phone: (604) 682-7677   Fax: (604) 642-6577
Email: info@gold-city.net   Website: www.gold-city.net

NEWS RELEASE
04-29

July 19, 2004   TSX Venture: GC

Gold City Amends Private Placement

Fred Sveinson, President, reports that the Company has amended the non-brokered private placement announced on July 14, 2004 (NR 04-25) to increase the number of units from 6,750,000 units to 9,350,000 units, priced at $0.20 per unit, for gross proceeds of $1,870,000.

All other terms of the private placement will remain the same as was previously announced, with each unit comprised of one common share and one share purchase warrant. Each share purchase warrant will entitle the holder to purchase one additional common share, at an exercise price of $0.31 per share, for a period of two years.

Certain insiders of the Company have participated in the private placement by purchasing 3,450,000 units, for aggregate consideration of $690,000. The sale of units by the Company to insiders will constitute a "related party transaction" within the meaning of the policies of the TSX Venture Exchange. The sale of units by the Company to the insiders will be exempt from valuation and minority shareholder approval requirements under the policies of the TSX Venture Exchange due to the fair market value of the consideration paid by the insiders being less than 25% of the market capitalization of the Company.

Securities issued pursuant to the private placements will be subject to a four month hold. The private placement is subject to acceptance for filing by the TSX Venture Exchange.

Proceeds from the private placement will be used to advance the Rice Lake gold project and for working capital.

Gold City Industries Ltd.

Signed "Fred Sveinson"

Fred Sveinson, President

For Investor Relations information please contact Maria Da Silva at (604) 261-4466

Gold City Industries Ltd.
550– 580 Hornby Street, Vancouver, BC V6C 3B6
Phone: (604) 682-7677   Fax: (604) 642-6577
Email: info@gold-city.net   Website: www.gold-city.net

NEWS RELEASE
04-28

July 14, 2004   TSX Venture: GC

Gold City Closes $750,000 Private Placement, Contracts Media Services Consultant

Fred Sveinson, President, reports that the Company has closed the previously announced brokered flow-through private placement of 3,000,000 Units, priced at $0.25 per Unit, for gross proceeds of $750,000 (June 16, 2004 - NR 04-23). Each Unit is comprised of one flow-through common share and one half non-flow-through share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one additional common share, at an exercise price of $0.30 per share, prior to July 9, 2005.

Securities issued pursuant to the private placement are subject to a four month hold until November 10, 2004. Canaccord Capital Corporation has been paid an agent's cash commission of 7.5% of the proceeds ($56,250) and 300,000 agent's warrants. The agent's warrants will be exercisable, at $0.30 per share, prior to July 9, 2005. Legal/administration expenses of $2,500 and $5,350, respectively, have been paid to Canaccord Capital Corporation and Cordilleran 2004 Resources Management Ltd. Proceeds from the flow-through private placement will be used for qualifying flow-through expenditures on British Columbia exploration properties.

In an unrelated matter, the Company has contracted PacRim Media Group Limited to provide media services to the Company. The consultant has been granted 60,000 stock options under the Company's stock option plan, exercisable at $0.25 per share, prior to July 1, 2009.

Gold City Industries Ltd.

Signed "Fred Sveinson"

Fred Sveinson, President

For Investor Relations information please contact Maria Da Silva at (604) 261-4466

The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the Company's expectations. Certain risk factors may also affect the actual results achieved by the Company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Gold City Industries Ltd.

550– 580 Hornby Street, Vancouver, BC V6C 3B6
Phone: (604) 682-7677   Fax: (604) 642-6577
Email: info@gold-city.net   Website: www.gold-city.net

NEWS RELEASE
04-27

July 14, 2004   TSX Venture: GC

Gold City Completes Additional Related Party Transactions

Fred Sveinson, President, reports that further to the Company's news release NR 04-26 earlier today, certain insiders of the Company have arranged for the sale of an additional 2,790,000 common shares of the Company for an aggregate sale of 3,450,000 common shares, through the facilities of the TSX Venture Exchange. The proceeds from the sale of the common shares will be used by the insiders to subscribe for 3,450,000 units being offered pursuant to the Company's previously announced non-brokered private placement of 6,750,000 units, at a price of $0.20 per unit for aggregate gross proceeds of $1,350,000 (NR 04-25). Each unit is comprised of one common share and one share purchase warrant, with each share purchase warrant entitling the holder to purchase one additional common share, at an exercise price of $0.31 per share, for a period of two years.

The sale of units by the Company to the insiders will constitute a "related party transaction" within the meaning of the policies of the TSX Venture Exchange. The sale of units by the Company to the insiders will be exempt from valuation and minority shareholder approval requirements under the policies of the TSX Venture Exchange due to the fair market value of the consideration paid by the insiders being less than 25% of the market capitalization of the Company.

Securities issued pursuant to the private placement will be subject to a four month hold. The private placement is subject to acceptance for filing by the TSX Venture Exchange.

Proceeds from the private placement will be used to advance the Rice Lake gold project and for working capital.

Gold City Industries Ltd.

Signed "Fred Sveinson"

Fred Sveinson, President

For Investor Relations information please contact Maria Da Silva at (604) 261-4466

The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the Company's expectations. Certain risk factors may also affect the actual results achieved by the Company.

Gold City Industries Ltd.
550– 580 Hornby Street, Vancouver, BC V6C 3B6
Phone: (604) 682-7677   Fax: (604) 642-6577
Email: info@gold-city.net   Website: www.gold-city.net

NEWS RELEASE
04-26

July 14, 2004   TSX Venture: GC

Gold City Completes Related Party Transaction

Fred Sveinson, President, reports that further to the Company's news release NR 04-25 earlier today, an insider of the Company has arranged for the sale of an aggregate of 660,000 common shares of the Company at a price of $0.20 per share, through the facilities of the TSX Venture Exchange. The proceeds from the sale of the common shares will be used by the insider to subscribe for 660,000 units being offered pursuant to the Company's previously announced non-brokered private placement of 6,750,000 units at a price of $0.20 per unit for aggregate gross proceeds of $1,350,000. Each unit is comprised of one common share and one share purchase warrant, with each share purchase warrant entitling the holder to purchase one additional common share, at an exercise price of $0.31 per share, for a period of two years.

The sale of units by the Company to the insider will constitute a "related party transaction" within the meaning of the policies of the TSX Venture Exchange. The sale of units by the Company to the insider will be exempt from valuation and minority shareholder approval requirements under the policies of the TSX Venture Exchange due to the fair market value of the consideration paid by the insider being less than 25% of the market capitalization of the Company.

Securities issued pursuant to the private placement will be subject to a four month hold. The private placement is subject to acceptance for filing by the TSX Venture Exchange.

Proceeds from the private placement will be used to advance the Rice Lake gold project and for working capital.

Gold City Industries Ltd.

Signed "Fred Sveinson"

Fred Sveinson, President

For Investor Relations information please contact Maria Da Silva at (604) 261-4466

Gold City Industries Ltd.
550– 580 Hornby Street, Vancouver, BC V6C 3B6
Phone: (604) 682-7677   Fax: (604) 642-6577
Email: info@gold-city.net   Website: www.gold-city.net

NEWS RELEASE
04-25

July 14, 2004   TSX Venture: GC

Gold City Arranges $1,350,000 Private Placement

Fred Sveinson, President, reports that the Company has arranged a non-brokered private placement of 6,750,000 units, priced at $0.20 per unit, for gross proceeds of $1,350,000. Each unit is comprised of one common share and one share purchase warrant, with each share purchase warrant entitling the holder to purchase one additional common share, at an exercise price of $0.31 per share, for a period of two years.

Certain insiders of the Company are expected to participate in the private placement by purchasing 2,500,000 units, for aggregate consideration of $500,000. The sale of units by the Company to insiders will constitute a "related party transaction" within the meaning of the policies of the TSX Venture Exchange. The sale of units by the Company to the insiders will be exempt from valuation and minority shareholder approval requirements under the policies of the TSX Venture Exchange due to the fair market value of the consideration paid by the insiders being less than 25% of the market capitalization of the Company.

Securities issued pursuant to the private placements will be subject to a four month hold. The private placement is subject to acceptance for filing by the TSX Venture Exchange.

Proceeds from the private placement will be used to advance the Rice Lake gold project and for working capital.

Gold City Industries Ltd.

Signed "Fred Sveinson"

Fred Sveinson, President

For Investor Relations information please contact Maria Da Silva at (604) 261-4466

Gold City Industries Ltd.

550– 580 Hornby Street, Vancouver, BC V6C 3B6

Phone: (604) 682-7677   Fax: (604) 642-6577

Email: info@gold-city.net   Website: www.gold-city.net

NEWS RELEASE
04-24

June 30, 2004   TSX Venture: GC

Gold City Amends Dominion Creek Option Agreement and Commences Exploration Program

Fred Sveinson, President, reports that the Company has amended its option agreement on the Dominion Creek Gold Property, located 45 kilometres northeast of the town of Wells, British Columbia in the Cariboo Mining Division.

Further, an option agreement dated May 29, 2003 (NR 03-10), whereby XMP Mining Limited may acquire a 50% interest in the Dominion Creek Property, has been terminated.

Under the terms of the amended Dominion Creek Agreement, Gold City has the right to earn a 100% interest in the Dominion Creek Property, subject to an underlying 2% net smelter return royalty, in consideration for cash payments totaling $450,000 and the issuance of 450,000 common shares by January 1, 2009. The Company will also make exploration work commitments to keep the property in good standing, including expenditures of $50,000 to be completed by January 15, 2005.

Noranda Exploration conducted exploration on the Dominion Creek Property between 1986 and 1989, including 53 diamond drill holes totalling 3,484 metres and extensive detailed and regional scale geochemical surveys. Selected drill intercepts from the South Zone drilled by Noranda included:

Hole No.	Intercept Thickness (metres)	Gold (grams/tonne)
2	3.6	16.6
13	6.6	24.7
13	4.5	15.4
16	10.0	10.4

In 1992 a junior company completed a 1,180 tonne bulk sample on the South Zone, averaging 14.0 grams per tonne gold (g/t Au).

In September 2000 Gold City completed a 17-hole 1,000 metre drill program, in the South Zone (NR 00-30). Of the 17 holes drilled in the campaign, 65% intersected mineralized zones greater than l g/t Au. The best intercepts of this program included:

Hole No.	Intercept Thickness (metres)	Gold (grams/tonne)
00GDD-01	1.66	24.05
00GDD-03	5.60	6.53
00GDD-12	4.05	6.36
00GDD-14	3.91	9.45

At least three significant untested gold/lead/zinc soil geochemical anomalies occur on the Dominion Creek Property, lying upstream and up glaciation, south of the known mineralized areas. Gold City also owns a 100% interest in the Domin Property, comprised of 81 units adjoining the Dominion Creek Property to the southeast. The majority of the 15-kilometre long stream sediment geochemical trend on the Dominion Creek/Domin properties remains unexplored.

The Company will commence an exploration program on the Dominion Creek Property in July 2004 with the goal of identifying new anomalies worthy of trenching and drilling. The program will include silt and soil geochemical sampling upstream of the South Zone.

Gold City Industries Ltd.

Signed "Fred Sveinson"

Fred Sveinson, President

For Investor Relations information please contact Maria Da Silva at (604) 261-4466

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD CITY INDUSTRIES LTD.
(Registrant)

August 10, 2004   By: /s/ Frederick Sveinson, President
Date